UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 30, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F

☒

Form 40-F

☐

UBS Group AG produces regular annual and quarterly reports, which are submitted to the
SEC under Forms 20-F and 6-K, respectively. UBS Group AG’s consolidated financial statements are prepared in accordance with IFRS Accounting Standards. SEC regulations require certain additional
disclosures to be included in registration statements relating to offerings of securities.

Certain of these
additional disclosures follow herein, and should be read in conjunction with the annual report on Form
20-F for the year ended 31 December 2023 of UBS Group AG, filed with the SEC on March 28, 2024,
as well as UBS Group AG's first quarter 2024 report, submitted to the SEC on Form 6-K on May 7,
2024, UBS Group AG’s second quarter 2024 report, submitted to the SEC on Form 6-K on August 14,
2024, and UBS Group AG’s third quarter 2024 report, submitted to the SEC on Form 6-K on October
30, 2024.

Capitalization of UBS Group AG
The

table

below

presents

the

consolidated

capitalization

of

UBS

Group

AG

in

accordance

with

IFRS

Accounting
Standards in US dollars, the presentation currency of UBS Group AG.
As of
USD m 30.9.24 30.6.24
Debt:
Short-term debt issued

89,741

92,826
Long-term debt issued

249,646

249,607
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments

13,470

12,400
of which: eligible as low-trigger loss-absorbing additional

tier 1 capital instruments

1,239

1,225
of which: eligible as non-Basel III-compliant tier 2 capital instruments

Total debt issued

3

339,387

342,432
Equity attributable to shareholders

87,025

83,683
Equity attributable to non-controlling interests

535
Total capitalization

426,976

426,650
1 Short-term debt issued consists of debt issued (reflected on the balance sheet lines Debt issued measured at amortized cost and Debt issued designated at fair value) by

UBS Group AG and
its subsidiaries with a remaining contractual maturity

of less than one year without considering any

early redemption features.

2 Long-term debt issued consists of debt

issued (reflected on
the balance sheet lines Debt issued measured at amortized cost and Debt issued designated at fair value) by UBS Group AG and its

subsidiaries with a remaining contractual maturity of more
than one year without considering any early redemption features.

3 As of 30 September 2024, 88% of the total debt issued was unsecured.

This

Form

6-K

is

hereby

incorporated

by

reference

into

each

of

the

registration

statements

of

UBS
Group
AG

on

Form

F-3

(Registration

Numbers

333-263376

and

333-278934)

and

on

Form

S-8
(Registration Numbers 333-200634; 333-200635;

333-200641; 333-200665; 333-215254;

333-215255;
333-228653; 333-230312;

333-249143 and

333-272975), and

into each

prospectus outstanding

under
any of the foregoing registration statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this report to be signed on its behalf by the undersigned,

thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
Date:

October 30, 2024